SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			    Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of Abril 30th, 2004
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  April 30th, 2004		By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer








    Durango, Mexico, April 30, 2004 - Corporacion Durango, S.A. de C.V., (NYSE: CDG, BMV: CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for the 1Q 2004. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of the end of each period and converted into U.S. dollars using the exchange rate at the end of each period. All comparative figures for the first quarter 2004 and 2003 were prepared on a pro-forma basis after excluding the results of the Pronal and Molded Pulp operations as well as discontinued operations.


H I G H L I G H T S

o	Financial Restructuring Agreement In Principle Reached
o	Terms of Financial Restructuring Announced Today
o	Strong shipments growth of 9% vs 1Q 2003
o	Pricing still 4% below 1Q 2003
o	Net sales growth of 5% for the first time in three years
o	Substantial cost increases of raw material and energy offset through improved and rationalized manufacturing operations
o	Unit cost 1% below 1Q 2003, one of the lowest in the industry
o	EBITDA only US$ 0.6 million below the same quarter of last year
o	EBITDA margin of 10%, today one of the best in our industry

INDUSTRY OUTLOOK

After several years of restructuring, the paper industry today shows sound fundamentals. For the long term, on the supply side, the capacity outlook remains the best in 30 years and new supply growth is likely to be well below historical average levels for the coming years. Most analysts agree that the worst is over, total paper demand will continue to grow and the industry will enter into a long lasting and profitable cycle.

With customer and mill inventories at low levels, destocking completed, relatively little new global capacity on stream (mostly in China), and a 5% reduction in global capacity, any pickup in demand should lead to a rapid restocking and pricing recovery. On the cost side, growing fiber and energy costs remain a key concern for the industry.

Tighter markets and the weak dollar should fuel a strong recovery in U.S. industry profitability. However, due to the strength of their currencies against U.S. dollar, the recovery for the paper industry in Europe, Canada and Mexico is expected to be quite modest in 2004. PERFORMANCE

Although the North American paper industry is showing signs of cyclical recovery, most major companies continued to report losses in their primary paper operations for the first quarter of 2004 and overall earnings were lackluster.


The Company's results for the first quarter 2004 have been affected by the delay of the implementation of price increases and the continued higher raw material and energy costs, coupled with a slower economic growth and weaker demand in Mexico than in the US.


Item					1Q04	1Q03	VAR	EBITDA
								EFFECT*

Total Shipments('000 Short Tons)	316.9	291.9	9%	+2.9

Pricing (US$/Short Ton)			485	503	-4%	-6.1

Net Sales (US$Million)  		153.8	146.9	5%	+1.5

Unit Cost (US$/Short Ton)		436	440	-1%	+1.1

EBITDA (US$Million)   			14.7	15.3	-4%	-0.6

EBITDA Margin				10%	10%	 -	  -

 *US$Million


"It is important to note the 9% shipments growth achieved this quarter in spite of a still weak and very competitive market environment, as well as the substantial achievement of improvement in the company's manufacturing operations during this quarter, which allowed it to offset more than US$5.0 million of increased cost in energy and raw material to deliver a unit cost slightly below that of the same quarter of the last year. The average unit cost of US$436 per short ton for our mix of products: containerboard-packaging, newsprint and uncoated free sheet grades confirms Durango's position among the lowest cost producers in the industry", said Miguel Rincon, Durango CEO.


Commenting on the outlook for the second quarter, Rincon said: "We are seeing a modest recovery of demand for our products and average price realizations in the second quarter. This upturn, combined with our continued focus on cost control, should position us to deliver a stronger second quarter. We believe that most of the benefits from higher prices and increased volumes will be realized through the second half of this year".



FINANCIAL RESTRUCTURING

Miguel Rincon, Chairman of Corporacion Durango, commented: 'After the Company announced that it had reached an agreement in principle with its bank lenders and members of the Ad Hoc Bondholders Committee, who collectively hold a substantial portion of its outstanding unsecured indebtedness, Durango ispleased to announce at this time the principal terms of our agreement in principle. As we stated earlier, this consensualagreement with our creditors represents an important milestone in our proposed financial restructuring. We expect that the proposed recapitalization plan will result in a more adequate and competitive capital structure for Durango and substantially enhance the financial flexibility of the company and its operating subsidiaries. If the restructuring is completed as planed, Durango will have one of the lowest costs of capital of the industry with an average cash interest rate of 4.5% annually, which, combined with lower debt, will result in lowering our financial cost by approximately 2/3. The company will have the opportunity to continue reducing debt through the prepayment of portions of its debt at a 50% discount over the next 7 years. Additionally, if the restructuring is completed as planned, the Company's debt maturity profile will be extended thru the year 2013. As a result of this restructuring, the Company will have not only a competitive cost production structure but also a competitive cost of capital, which, coupled with its market leadership, will position the Company to benefit all of our stakeholders. We wish to thank our creditors for their unwavering support and look forward to a swift conclusion to this transaction".



HIGHLIGHTS FOR THE FIRST QUARTER 2004

Shipments(000 Short tons)	1Q04	1Q03
   Paper 			151.1	134.7
   Packaging 			162.8	154.0
   Other			3.0	3.2
        Total 			316.9	291.9


Net Sales (US$ Million)		1Q04	1Q03
  Paper				65.1	58.8
  Packaging			86.6	85.9
  Other				2.1	2.2
	Total			153.8	146.9


Prices (US$/Short Ton)		1Q04	1Q03
   Paper			431	437
   Packaging			532	558
   Other			703	691
        Total			485	503


Unit Cost (US$/ Short Ton)	1Q04	1Q03
Total				436	440

EBITDA(US$ Million)		1Q04	Margin	1Q03	Margin
Paper				2.44	%3.66%
Packaging			12.0	14%	11.6	13%
Other				0.31	5%	0.2	7%
Total				14.7	10%	15.3	10%


Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of Corporacion Durango and its subsidiaries to continue as going concerns the agreement of Corporacion Durango creditors to the restructuring plan; their ability to obtain and maintain normal terms with vendors and service providers; their ability to maintain contracts that are critical to their operations; their ability to fund and execute their business plan; their ability to attract, motivate and/o retain key executives and associates; their ability to attract and retain customers; general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries; the availability of raw materials used by the Company and its subsidiaries; competitive actions by other companies; changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.

Additionally, other factors should be considered in connection with any Forward Looking Statements, including other risks and uncertainties set forth from time to time in Corporacion Durango's reports filed with the United States Securities and Exchange Commission. Although Corporacion Durango believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to its management, Corporacion Durango cannot guarantee future results or events. Corporacion Durango expressly disclaims a duty to update any of the forward-looking statement.




CONTACTS


 Corporacion Durango, S.A. de C.V.      The Global Consulting Group

 Mayela R. Velasco            		Isabel Vieira
 +52 (618) 829 1008     		(646) 284-9400
 mrinconv@corpdgo.com.mx     	        ivieira@hfgcg.com

 Miguel Antonio R.
 +52 (618) 829 1070
 rinconma@corpdgo.com.mx




CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND MARCH 31, 2004 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2004
(Stated in thousands of Pesos and Dollars)

                                                                               US$ DLLS.
                                                      December 31,  March 31,   March 31,
                                                         2003        2004        2004
                                                      (Unaudited) (Unaudited) (Unaudited)
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    658,879$    633,326      56,674
  Accounts receivable, net .........................   2,008,535   1,975,363     176,769
  Taxes recoverable and other assets ...............      94,647      42,293       3,785
  Inventories, net .................................   1,111,415   1,089,018      97,453
  Prepaids .........................................      22,974      15,484       1,386
            Total current assets ...................   3,896,450   3,755,484     336,067
RESTRICTED CASH ....................................     159,961     157,245      14,071
PROPERTY, PLANT AND EQUIPMENT, net .................  11,508,537  10,256,736     917,845
OTHER ASSETS, net ..................................     805,394     761,905      68,181
            Total  assets ..........................$ 16,370,342$ 14,931,370   1,336,164

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .   8,791,003   8,105,438     725,332
  Interest payable .................................   1,409,506   1,655,285     148,127
  Trade accounts payable ...........................     922,505     796,138      71,244
  Notes payable ....................................      52,777      57,174       5,116
  Accrued liabilities ..............................     546,451     539,909      48,315
  Employee profit-sharing ..........................       2,450       2,111         189
            Total  current liabilities .............  11,724,692  11,156,055     998,323
LONG-TERM DEBT .....................................     403,938     850,461      76,105
NOTES PAYABLE ......................................     102,192     125,016      11,187
OTHER LIABILITIES ..................................     193,214     186,596      16,698
DEFERRED TAXES......................................   1,947,539   1,535,446     137,403
LIABILITY FOR EMPLOYEE BENEFITS.....................     202,579     200,476      17,940
            Total long term liabilities ............   2,849,462   2,897,995     259,333
            Total  liabilities .....................  14,574,154  14,054,050   1,257,656
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,727,355     813,929      72,836
  Minority interest ................................      68,833      63,391       5,673
            Total stockholders' equity .............   1,796,188     877,320      78,509
            Total liabilities and stockholders' equi$ 16,370,342$ 14,931,370   1,336,164

               Exchange rate: $ 11.1748 per Dollar


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2004
(Stated in thousands of Pesos and Dollars)


                                                                                              *
                                                                  Full Year   Acum.March    Acum.March
                                                                     2003        2004        US$ 2003
                                                                  (Unaudited) (Unaudited)
OPERATING ACTIVITIES:
Net income (loss) ..............................................$ -3,406,102$   -708,515     -63,403
    Add (deduct)- Charges (credits) to income which do
       not require (provide) cash-
       Depreciation and amortization ...........................     402,003     105,259       9,419
       Provision for employee benefits .........................      41,167       1,013          91
       Special items ...........................................     503,575           0           0
       Amortization of Financial Comissions ....................      93,868      27,358       2,448
       Provision for deferred taxes ............................     -73,204    -265,729     -23,779
       Impairment ..............................................     549,514     917,982      82,148
       Other....................................................     342,968     -11,817      -1,057
       Total items which do not require cash....................   1,859,891     774,066      69,269
  Net resources generated from income ..........................  -1,546,211      65,551       5,866
    Changes in operating assets and liabilities:
    Decrease (Increase) in restricted cash .....................    -159,961       2,716
    Decrease (Increase) in inventories .........................      49,024      22,397       2,004
    Decrease (Increase) in current assets ......................       7,403     -34,803      -3,114
    Decrease (increase) in account receivables, net ............     -91,815     148,723      13,309
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................   1,030,900     133,488      11,945
  Resources generated by continued operating  ..................    -710,660     338,072      30,010
  Assets and liabilities discontinued ..........................     180,721     -39,980      -3,578
  Resources generated by operating activities ..................    -529,939     298,092      26,432
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............     147,361    -248,263     -22,216
       Increase (Decrease) in capital ..........................     -34,873           0           0
  Net resources generated from financing activities ............     112,488    -248,263     -22,216
INVESTMENT ACTIVITIES:
       Additions to property, plant and equipment...............    -108,366     -61,843      -5,534
       Divestiture to property, plant and equipment.............     605,752       3,625         324
       Disposition of subsidiaries .............................     323,593           0           0
       Increase in deferred assets .............................      14,648     -17,164      -1,536
       Minority interest .......................................           0           0           0
  Net resources applied to investing activities ................     835,627     -75,382      -6,746
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     418,176     -25,553      -2,530
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     240,703     658,879      58,961
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    658,879$    633,326US    56,431

* The exchange rate of 11.1748 was used for translation purposes.




CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2004


                                           Thousands of Pesos                 Thousands of Dollars
                                              1Q          1Q                      1Q          1Q
                                             2003        2004        Var         2003        2004        Var
                                           (Unaudited)(Unaudited)             (Unaudited) (Unaudited)
NET SALES ...............................$ 1,655,145$  1,718,935          4%     146,884     153,823          5%
COST OF SALES ...........................  1,445,759   1,545,198          7%     128,291     138,275          8%
     Gross profit........................    209,386     173,737        -17%      18,593      15,548        -16%

     Selling and Administrative expenses     130,805     115,229        -12%      11,620      10,313        -11%
     Operating income ...................     78,581      58,508        -26%       6,973       5,235        -25%
FINANCIAL EXPENSE:
Interest expense ........................    329,322     326,495         -1%      29,282      29,217          0%
Interest income .........................     -9,036     -12,545         39%        -799      -1,122         40%
Exchange (gain) loss, net ...............    327,112     -63,894       -120%      29,089      -5,718       -120%
Gain on monetary position ...............   -108,078    -136,013         26%      -9,615     -12,171         27%
  Total financial expense ...............    539,320     114,043        -79%      47,957      10,206        -79%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -49,620       4,032     N/A          -4,413         361     N/A
  Total other income (expense) ..........    -49,620       4,032     N/A          -4,413         361     N/A
  Income (loss) before income and asset t   -510,359     -51,503        -90%     -45,397      -4,610        -90%
Provisions for income and asset taxes ...     39,223      32,567        -17%       3,482       2,914        -16%
Provision for deferred income taxes .....    -55,377    -265,729        380%      -4,924     -23,779        383%
  Net income after taxes ................   -494,205     181,659     N/A         -43,955      16,255     N/A
Special items ...........................     -1,028     -15,124       1371%         -91      -1,353       1387%
Extraordinary items .....................          0       3,173  	   0           0         284   	       0
Impairment ..............................          0     917,982           0           0      82,148           0
Discontinued operations .................   -298,855     -15,857        -95%     -26,576      -1,419        -95%
Net income before minority interest......$  -194,322$   -708,515        265%     -17,288     -63,405        267%
  Minority interest......................        308      -6,246     N/A              27        -560     N/A
  Majority net income....................$  -194,630$   -702,269        261%     -17,315     -62,845        263%


  Depreciation & amortization                 94,002     105,259         12%       8,347       9,419         13%
  EBITDA                                     172,583     163,767         -5%      15,320      14,654         -4%
